Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-191243-01

November 2, 2015

Mid-America Apartments, L.P.

$400,000,000

4.000% Senior Notes due 2025

Pricing Term Sheet

This pricing term sheet relates only to the securities described below and should be read together with Mid-America Apartments, L.P.’s preliminary prospectus supplement dated November 2, 2015 (the “preliminary prospectus supplement”) and the accompanying prospectus dated September 18, 2013 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Mid-America Apartments, L.P.

Expected Ratings (Moody’s / S&P/ Fitch)*:	Baa2 / BBB / BBB

Security:	4.000% Senior Notes due November 15, 2025

Principal Amount:	$400,000,000 aggregate principal amount

Trade Date:	November 2, 2015

Settlement Date:	November 9, 2015 (T+5)

Maturity Date:	November 15, 2025

Interest Payment Dates:	Payable semi-annually on May 15 and November 15, commencing May 15, 2016

Interest Rate:	4.000% per year, accruing from November 9, 2015

Price to Public:	98.990% of the principal amount, plus accrued interest, if any

Benchmark Treasury:	2.000% due August 15, 2025

Benchmark Treasury Yield:	2.174%

Spread to Benchmark Treasury:	+195 basis points

Yield to Maturity:	4.124%

Optional Redemption:	Prior to August 15, 2025, make-whole redemption at the Treasury Rate (as defined) plus 30 basis points plus (except as otherwise provided in the preliminary prospectus supplement) accrued and unpaid interest. On and after August 15, 2025, at a redemption price equal to 100% of the principal amount plus (except as otherwise provided in the preliminary prospectus supplement) accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	59523UAM9 / US59523UAM99

Joint Book-Running Managers:	J.P. Morgan Securities LLC Jefferies LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc.

Co-Managers:

KeyBanc Capital Markets Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

Capital One Securities, Inc.

Fifth Third Securities, Inc.

Mizuho Securities USA Inc.

Regions Securities LLC

SunTrust Robinson Humphrey, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Jefferies LLC at 1-877-877-0696, U.S. Bancorp Investments at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.